November 23, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (787)834-0404

Ricardo Hernandez
Chief Financial Officer
W Holding Company, Inc.
19 West McKinley Street
Mayaguez, Puerto Rico 00681


Re:	W Holding Company, Inc.
	Form 10-K filed March 16, 2005
	File No. 001-16799

Dear Mr. Hernandez:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Year ended December 31, 2004

Allowance for Loan Losses, page 9

1. We refer to note (1) of the table on page 9 describing the changes
in the allowance for loan losses for the five-year period ended December 31, 2004 which states consumer loans charged off in 2004 and
2003 include $12.4 million and $7.9 million of Expresso of
Westernbank charge-offs.   Considering the Expresso loans charged
off
were 68% and 63% of total charge offs for 2004 and 2003, respectively, please tell us and provide the following information in future filings:

* discuss the reasons for the significant number of Expresso Loans charged off during 2004 and 2003 considering they were 9% and 5% of
Expresso Loans outstanding of $144 million and $156 million, for
2004
and 2003 respectively. Refer to note (2) of the table on page 4 showing the composition of the Company`s loan portfolio for the five-year period ended December 31, 2005;

* describe the evaluation performed by the Company regarding the credit worthiness of the borrowers and the extent of any collateralization with respect to these loans;

* state if any of these loans were sold to related parties of the Company, its officers or employees. If so, disclose the amount of these loans made to related parties and the reasons why they determined to be uncollectible; and

* discuss if the increase in charge-offs from the Expresso Loans is indicative of a trend that is expected to affect future operations and cash flow.

Sources of Funds, Deposits, page 14

2. We refer to the statement that Other Deposits include brokered deposits totaling $4.16 billion and $3.51 billion, equal to 67% and
65% of total loans as of December 31, 2004 and 2003, respectively. In this regard, disclose in future filings the changes in market conditions under which the use of brokered deposits can result in increased risks of deposit run-offs considering they are highly rate-
sensitive and provide less stable funding than deposits obtained from
local historically stable deposit relationships.   Refer to the
Joint
Agency Advisory on Brokered and Rate-Sensitive Deposits dated May
11,
2001.

3. We refer to the first paragraph on page 110 of Note 19, "On-Balance Sheet Derivative Instruments and Hedging Activities- Fair Value Hedging Instruments" which states you use interest rate swaps to convert fixed-rate certificates of deposit to a variable rate.
We
also refer to the statement in response to Comment 13 in your letter
dated May 12, 2003, with respect to our review of your December
31,
2002 10-K, that each swap is entered into at the time each
brokered
deposit is originated and all of the conditions applicable to fair value hedges in paragraph 68 of SFAS 133 for assuming no hedge
ineffectiveness are met for each of the swaps.   In this regard,
please tell us and disclose in future filings:

* if the Company continues to use interest rate swaps for brokered deposits. If so, state the total brokered deposits subject to these swaps;

* the effects of using fixed-to variable interest rate swaps on the volatility of interest sensitive brokered deposits which account for
67% of your total deposits as of December 31, 2004; and

* the business reasons for using interest rate swaps on only a portion of the brokered deposits.

Financial Statements for the period ended December 31, 2004

Note 3, "Investment Securities", page 85

4. We refer to the sale of your entire portfolio of CBO and CLOs securities during the quarter ended June 30, 2003 at a loss of $7 million. In this regard, tell us and disclose in future filings the terms of the sale, such as:

* whether the sales contract included any recourse obligations or buyback contingencies in which the Company is obligated to reacquire the securities sold or is held liable for the dollar amount of any additional impairments to the fair value of the securities subsequent to date of sale; and

* whether the sale was made to a third party or to any related party of the Company, its officers or clients.

5. We note the Company has significant held-to-maturity investments in CMO`s with unrealized losses for $61.3 million. In this regard, disclose in MD&A any significant high risk characteristics of CMOs held by the company, such as investments in residual tranches, which could result in material other-than-temporary impairments to these securities.

Note 19, "On-Balance Sheet Derivative Instruments and Hedging
Activities- Fair Value Hedging Instruments", page 109.

6. We refer to the third paragraph on page 110 regarding the purchase of fixed rate residential mortgages for the Company`s portfolio which are converted to a variable interest rate through balance guarantee swap whereby the Company:

* purchases fixed rate residential mortgage loans for its loan portfolio;
* hedges the change in the fair value of these fixed rate loans by entering into contracts to:
o purchase additional fixed rate residential loans with a third party;
o the third party agrees to provide the Company a floating rate of interest, based on three-month LIBOR, on the contract to purchase additional fixed term loans;
* this transaction results in a balance guarantee swap, a type of interest rate swap;
* the sales contract meets the sale accounting provisions of SFAS
140; and
* the interest rate swaps are accounted for separately with no ineffectiveness assumed;

In this regard, please tell us or provide in future filings, the following information as applicable:

a. Explain to us and discuss in future filings the business purpose for entering into these loan purchase transactions considering the net effect on the financial statements of acquiring fixed interest rate loans with embedded fixed-to-variable interest rate swaps appears to be substantially the same as acquiring variable interest loans for your portfolio;

b. Tell us if the Company has made similar fixed rate mortgage loan sales to other financial institutions with embedded fixed-to-variable interest rate swaps. If so, please tell us the business reasons for entering into these loan sales and if they were made to the same institutions that have sold mortgage loans with similar features to the Company.

c. Tell us and describe in future filings the terms of the original purchase of fixed rate loans for your portfolio including any options to put back to the seller any non-performing loans purchased or other recourse obligations with respect to these loans.

d. Discuss the analysis you performed, including the authoritative accounting literature you relied on, which substantiates your conclusion that these mortgage sale contracts meet with the sales provisions of SFAS 140 and are not financing transactions.

e. Explain to us and state in future filings the conditions for entering into a balance guarantee swap and discuss the basis under SFAS 133 and related interpretations that substantiate the fair value hedge accounting treatment given by the Company to these transactions;

f. Tell us if the balance guarantee swap or the loan sales contract provides for a guarantee of the floating rate yield to the Company or for any guarantee of losses on loan defaults which would otherwise reduce the yield on the Company`s investment.

g. Tell us and state in future filings if the interest rate swaps have any embedded caps and if so, discuss why you consider that the interest rate swap has no hedge ineffectiveness based on the requirements of paragraph 68 of SFAS 133.

h. Explain why the hedging transaction requires the Company to enter into a contract to purchase additional fixed rate loans from a third party who agrees to provide a variable rate of interest and why you consider this interest rate swap qualifies for fair value hedge treatment under SFAS 133.

i. Discuss the conditions under which the contract to purchase additional loans from a third party obligates the Company to acquire the fixed rate mortgage loans with embedded fixed-to-variable interest rate swaps.

j. Explain to us why the contract to purchase additional loans with an embedded interest swap complies with the definition of a derivative instrument considering the purchase of additional loans from the third party appears to require substantial cash outlays and, therefore, does not appear to comply with the minimal initial net investment provisions of paragraph 6.b of SFAS 133.

k. Provide us with a quantitative example, including the journal entries that explain how the Company accounts for the acquisition of the fixed rate mortgage loans and the agreement to purchase additional fixed rate loans with an embedded fixed-to-variable
interest rate swap.   Include the supporting assumptions for each
part of the transaction, including the fixed and variable interest rates used. Consider in your example the accounting for the following transactions:

* the acquisition of the original fixed rate mortgage loan subject to the embedded interest rate swap;

* the acquisition of the additional fixed rate mortgage loans with a third party based on the contract where the third party agrees to pay the Company a floating rate of interest;

* the adjustments to mark to market the original and the additional loans and the interest swap on the acquisition date considering the difference between the coupon yield and the market yield based on three-month Libor plus the floating rate spread;

* the computation of the annual interest accrual for the loans and the swaps that show the interest swap is an efficient fair value hedge; and

* The computation of the end of year mark-to-market adjustments for the underlying mortgage loan and the embedded swap on the purchase.

Note 23, Segment Information, page 117

7. We refer to the International reporting segment`s assets consisting of investments in securities and loans. In this regard, please provide us with the following information:

* considering the financial information on page 118 shows the International segment has total assets of $2.9 billion and net interest income of $56 million, please tell us and discuss in MD&A in future filings the type of investment securities the Company has in the International segment, their risk characteristics and any gross unrealized losses related to these investments; and

* with respect to the $122.7 million of loans in the International segment, please tell us and disclose in MD&A in future filings the nature of these loans and why no provision for loan losses has been allocated to the operations of this segment.

Form 10-Q for the period ended September  30, 2005

Note 4, "Investment Activities", page 13

8. We refer to the gross unrealized loss of $125.8 million related to held-to-maturity investments in U.S Government and agencies obligations of $6.2 billion. In this regard, please provide us with the following information:

* tell us and discuss in future filings the specific events that occurred during the third quarter of 2005 which resulted in an increase of $93.4 million in unrealized loss related to these securities as compared to the $32.4 million of unrealized gross losses as of June 30, 2005;

* provide us with a breakdown between the gross unrealized losses related to the U.S government and to specific agencies and the length of time that these securities have had unrealized losses; and

* disclose why the Company considers that this is not an "other-than-temporary" impairment related to credit risks. Consider in your response any material changes in the credit risks related to these securities, such as changes in credit ratings and in the value of the underlying collateral.


*	*	*


Closing Comments

      Please respond to these comments within 10 business days or
tell us when you will provide us with a response.   You may wish
to
provide us with marked copies of your proposed changes to disclosure in future filings to expedite our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief
Ricardo Hernandez
W Holding Company, Inc.
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